OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                          December 19, 2005              FACSIMILE: 212.451.2222

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                                                  EMAIL: THALLINAN@OLSHANLAW.COM

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Abby Adams

           Re:  NOVOSTE CORPORATION
                PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
                FILED NOVEMBER 28, 2005 BY STEEL PARTNERS II, L.P.,
                STEEL PARTNERS, L.L.C., AND WARREN G. LICHTENSTEIN

Dear Ms. Adams:

     We  acknowledge  receipt of the letter of comment  dated  December 13, 2005 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have reviewed the Comment Letter with Steel Partners and provide the following  supplemental response on its behalf. Unless otherwise indicated,  the page  references  below are to the marked  version of the enclosed paper copy of the Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used herein  and not  separately  defined  have  the  meanings  given  to them in the
Preliminary Schedule 14A. For convenience we reprint your comments in italics.

COVER PAGE, PAGE 1

     1.   AS THE COMPANY FILED ITS  PRELIMINARY  PROXY  STATEMENT FIRST IN TIME,
          THE COMPANY IS ENTITLED  TO USE THE WHITE  PROXY CARD.  PLEASE  REVISE
          YOUR MATERIALS ACCORDINGLY.

          Response

          The  preliminary  proxy  statement  has been  revised as  requested to provide for a Green proxy card.

     2.   PLEASE  TELL US WHY YOU ARE  DIRECTING  SECURITY  HOLDERS  TO SEND ANY
          NOTICE OF  REVOCATION OR LATER DATED PROXY TO YOURSELF OR THE COMPANY,
          RATHER THAN SUBMITTING A COPY OF ANY SUBMISSION SENT TO THE COMPANY TO
          YOU, AS DISCUSSED ELSEWHERE IN THE DOCUMENT.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

December 19, 2005
Securities and Exchange Commission

          Response

          The  preliminary  proxy  statement  has been  revised to  conform  the revocation procedure disclosure.  See pages 1 and 2 of the preliminary proxy statement.

PROPOSAL  TO  ADOPT  PLAN  OF   DISSOLUTION   AND  DISSOLVE  AND  LIQUIDATE  THE
CORPORATION, PAGE 4

     3.   REVISE TO PROVIDE THE BASIS FOR YOUR SEVERAL STATEMENTS THROUGHOUT THE
          DOCUMENT ABOUT NOVOSTE'S SUPERIOR  ALTERNATIVES AND ITS "FLAWED" PLAN.
          FOR  EXAMPLE,  REVISE PAGE 4 TO PROVIDE  THE BASIS FOR YOUR  STATEMENT
          THAT  YOU  "BELIEVE  THAT  THERE  IS  SIGNIFICANT  POTENTIAL  VALUE TO
          SHAREHOLDERS   IN  NOVOSTE   REMAINING  A  PUBLIC  COMPANY"  AND  THAT
          "SHAREHOLDER VALUE WILL BE MAXIMIZED THROUGH  MAINTAINING NOVOSTE AS A
          PUBLIC COMPANY."

          Response

          The  preliminary  proxy  statement has been revised as requested.  See pages 4, 5 and 6 of the preliminary proxy statement.

     4.   REVISE TO CLARIFY THE MEANING OF THE DISCUSSION  THAT THE  LIQUIDATION
          PROPOSAL  "WASTES THE  COMPANY'S NET  OPERATING  LOSS  CARRYFORWARDS,"
          AVOIDING THE TERM "WASTE" HERE AND THROUGHOUT THE DOCUMENT.  REVISE TO
          EXPLAIN THE  CIRCUMSTANCES  THAT MUST EXIST FOR THE COMPANY TO BE ABLE
          TO USE ITS NOL'S AND ALSO ENGAGE IN A TRANSACTION.

          Response

          The  preliminary  proxy  statement has been revised as requested.  See pages 4 and 5 of the preliminary proxy statement.

     5.   REVISE PAGE 6 TO PROVIDE  ADDITIONAL  BASIS FOR YOUR BELIEF THAT THERE
          EXIST "POTENTIALLY MORE FAVORABLE STRATEGIC  OPPORTUNITIES FOR NOVOSTE
          THEN THE PROPOSED  LIQUIDATION" AND WHY IT IS "PREMATURE FOR THE BOARD
          TO CONCLUDE  THAT THERE ARE NOT VIABLE  ALTERNATIVES  AS A RESULT OF A
          FAILED SEARCH  PROCESS." WE NOTE THAT YOU VOTED AGAINST THE FAILED ONI
          TRANSACTION.  WITH A VIEW TOWARD  DISCLOSURE,  TELL US WHY YOU BELIEVE
          THAT ONI "WAS A POORLY CHOSEN MERGER  CANDIDATE,"  YET IT APPEARS THAT
          YOU WOULD BE IN FAVOR OF A SIMILAR  TRANSACTION WITH ANOTHER ENTITY TO
          BE  DETERMINED.  WE NOTE THAT  NOVOSTE  WAS  SEEKING  TO SELL ITS CORE
          BUSINESS  IN  RELATION TO THE ONI  TRANSACTION,  BECAUSE THE  COMBINED
          ENTITY WOULD HAVE OPERATED IN ONI'S LINE OF BUSINESS AFTER THE MERGER.

          Response

          The  preliminary  proxy  statement has been revised as requested.  See pages 4, 6 and 7 of the preliminary proxy statement.

December 19, 2005
Securities and Exchange Commission

ABSTENTIONS, PAGE 10

     6.   ON PAGE 10 YOU STATE THAT "STEEL  PARTNERS  BELIEVES THAT  ABSTENTIONS
          WILL HAVE THE EFFECT OF A VOTE  AGAINST THE  LIQUIDATION  PROPOSAL AND
          THE ASSET SALE PROPOSAL . . . " (EMPHASIS ADDED).  PLEASE DESCRIBE FOR
          US ANY UNCERTAINTY REGARDING HOW ABSTENTIONS WILL BE COUNTED.  PROVIDE
          SIMILAR  INFORMATION WITH RESPECT TO BROKER NON-VOTES  DISCUSSED LATER
          ON THIS PAGE.

          Response

          The preliminary proxy statement has been revised to definitively state the effect of  abstentions  on each  proposal.  All  references to the effect of broker  non-votes  have been  deleted  as we do not  believe brokers will have discretionary voting authority on any proposal given the contested nature of this solicitation.  See pages 10 and 11 of the preliminary proxy statement.

OTHER MATTERS AND ADDITIONAL INFORMATION, PAGE 12

     7.   PLEASE  REVISE THE SECOND  PARAGRAPH  OF THIS  SECTION TO DISCLOSE THE
          INFORMATION  REQUIRED BY RULE 14A-5(E) RATHER THAN REFERRING  SECURITY
          HOLDERS TO THE COMPANY'S PROXY.

          Response

          The  requested  information  has been added to the  preliminary  proxy statement. See page 13 of the preliminary proxy statement.

          The Staff is invited to contact the  undersigned  with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                          Very truly yours,

                                          /s/ Thomas P. Hallinan
                                          Thomas P. Hallinan